FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	…………………… ………………………… ,	2012

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2012	.	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi Deputy Senior General Manager Global Finance Accounting Center Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2011

RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2011

January 30, 2012

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended December 31, 2011	Year ended December 31, 2010	Change(%)		Year ended December 31, 2011	Year ending December 31, 2012	Change(%)
Net sales	¥3,557,433	¥3,706,901	-	4.0	$45,608,115	¥3,750,000	+	5.4
Operating profit	378,071	387,552	-	2.4	4,847,064	390,000	+	3.2
Income before income taxes	374,524	392,863	-	4.7	4,801,590	390,000	+	4.1
Net income attributable to Canon Inc.	¥248,630	¥246,603	+	0.8	$3,187,564	¥250,000	+	0.6

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥204.49	¥199.71	+	2.4	$2.62	¥208.07	+	1.8
- Diluted	204.48	199.70	+	2.4	2.62	-		-

	Actual
	As of December 31, 2011	As of December 31, 2010	Change(%)		As of December 31, 2011
Total assets	¥3,930,727	¥3,983,820	-	1.3	$50,393,936

Canon Inc. stockholders’ equity	¥2,551,132	¥2,645,782	-	3.6	$32,706,821

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 78= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2011, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Year ended December 31, 2011	Year ended December 31, 2010	Change(%)		Year ended December 31, 2011
Net sales	¥2,160,732	¥2,317,043	-	6.7	$27,701,692
Operating profit	246,914	240,365	+	2.7	3,165,564
Ordinary profit	282,052	274,742	+	2.7	3,616,051
Net income	¥173,201	¥152,498	+	13.6	$2,220,526

Net income per share:
- Basic	¥142.45	¥123.50	+	15.3	$1.83
- Diluted	142.45	123.49	+	15.4	1.83
Dividend per share	120.00	120.00		-	1.54

	Actual
	As of December 31, 2011	As of December 31, 2010	Change(%)		As of December 31, 2011
Total assets	¥2,511,608	¥2,603,429	-	3.5	$32,200,103

Net assets	¥1,729,096	¥1,811,901	-	4.6	$22,167,897

Note:	U.S. dollar amounts are translated from yen at the rate of JPY 78= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2011, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2011 in Review

Looking back at the global economy in 2011, amid increasing uncertainty in the second half of the year as the pace of recovery decelerated due to economic downswings in the United States and Europe, the economy as a whole continued to grow moderately, driven by emerging economies. In the United States, a lack of improvement in employment conditions and housing problems led to a lower rate of growth, while in Europe, the sovereign debt crisis had an impact on the real economy, which led to a noticeable slowdown in recovery. Emerging markets, such as China and India, maintained a high rate of growth amid concerns over the effects of tight monetary policies. In Japan, severe circumstances persisted following the Great East Japan Earthquake in March and, just as production activities began showing signs of recovery, Thailand was hit with massive flooding in October, resulting in a slowdown of the economy.

As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for color network digital multifunction devices (MFDs) showed growth in all regions around the globe. As for laser printers, while robust demand in emerging markets fueled growth, European markets cooled off in the second half of the year. Within the consumer products market, demand for digital single-lens reflex (SLR) cameras continued to display healthy growth across global markets while demand for compact digital cameras grew in emerging nations but remained sluggish in developed countries. Overall demand for inkjet printers remained relatively unchanged owing to the steady growth of emerging economies. In the industry and others market, despite somewhat restrained investment in semiconductor lithography equipment used to manufacture DRAM memory devices, the market recorded robust growth overall. As for liquid crystal display (LCD) lithography equipment, despite solid demand for equipment to manufacture mid- and small-size LCD panels used in smartphones, demand for equipment used to manufacture large-size LCD panels remained sluggish.

The average value of the yen during the year was ¥79.55 against the U.S. dollar, a year-on-year appreciation of approximately ¥8, and ¥110.72 against the euro, a year-on-year appreciation of approximately ¥4.

Owing to the historically high valuation of the yen combined with the effects of the earthquake and floods, all of Canon’s businesses faced extremely demanding conditions throughout the year. Amid this harsh environment, Group-wide efforts to swiftly restore production in the aftermath of the disasters, coupled with efforts to maximize production and boost sales, led to net sales for the year totaling ¥3,557.4 billion (U.S.$45,608 million), a year-on-year decline of just 4.0%. Despite the significant negative impact of the strong yen and the effects of the earthquake and floods, the gross profit ratio rose 0.7 points year on year to 48.8%, thanks to the further acceleration of production innovation activities. Gross profit, however, decreased by 2.6% to ¥1,736.8 billion (U.S.$22,266 million) for the year. Operating expenses totaled ¥1,358.7 billion (U.S.$17,419 million), a decrease of 2.6%, owing to thorough spending cuts across the Canon Group implemented after the earthquake to control expenses more efficiently. Cost-reduction and expense-cutting activities contributed to further reinforcing the company’s financial structure, which helped make up for the significant drop in revenue in the first half of the year mainly triggered by the earthquake, while also absorbing the financial impact of the strong yen and the floods in the second half of the year. As a result, operating profit dipped 2.4% to ¥378.1 billion (U.S.$4,847 million) for the year and other income (deductions) declined ¥8.9 billion (U.S.$114 million), mainly due to foreign currency exchange losses, leading to income before income taxes of ¥374.5 billion (U.S.$4,802 million), a decrease of 4.7% year on year. Net income attributable to Canon Inc., however, grew by 0.8% to ¥248.6 billion (U.S.$3,188 million) for the year owing to the lower effective income tax rate compared with the previous year.

Basic net income attributable to Canon Inc. stockholders per share for the year was ¥204.49 (U.S.$2.62), an increase of ¥4.78 (U.S.$0.06) from the year-ago period.

Results by Segment

Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, amid the continued hearty demand for color network digital MFDs, such as the imageRUNNER ADVANCE C5000/C2000-series models, efforts to restore production following the earthquake led to increased sales volumes of color and monochrome network digital MFDs compared with the previous year. Sales of imagePRESS C7010VPS-series color MFDs for production printing, the first machines to be jointly developed by Canon and Océ, gained momentum and contributed to increased unit sales of production printing devices. As for laser printers, while booming demand in emerging economies fueled steady unit sales growth of primarily monochrome models in the first half of the year, demand slowed in the second half, mainly in European markets. Additionally, the appreciation of the yen also significantly impacted sales for the segment, which totaled ¥1,917.9 billion (U.S.$24,589 million), a decline of 3.5% year on year, while operating profit decreased by 11.6% to ¥259.3 billion (U.S.$3,324 million) for the year.

Within the Consumer Business Unit, although Canon was affected by supply shortages caused by the quake and flooding, efforts to ramp up production and boost sales in response to robust demand resulted in significant increases in year-on-year sales volumes for such digital SLR cameras as the competitively priced EOS Digital Rebel T3i/T2i/T3, along with the EOS 5D Mark II and the new EOS 60D advanced-amateur models. As for compact digital cameras, while such models as the PowerShot ELPH 100 HS/300 HS, PowerShot SX230 HS and PowerShot ELPH 310 HS recorded healthy sales, unit sales for the year declined due to sluggish markets in developed countries and the impact on production following the earthquake and floods. With respect to inkjet printers, although the floods in Thailand had a negative impact on production, unit sales increased year on year, largely owing to growth in emerging markets. As a result, sales for the segment, which were also negatively affected by the strong yen, dropped 5.7% year on year to ¥1,312.0 billion (U.S.$16,821 million) while operating profit decreased by 11.2% to ¥211.3 billion (U.S.$2,709 million).

In the Industry and Others Business Unit, i-line steppers recorded healthy sales thanks to active investment in semiconductor lithography equipment for the manufacture of digital semiconductor devices, which are used in smartphones and environmentally friendly products. Unit sales of LCD lithography equipment, on the other hand, dropped substantially in the face of shrinking demand for equipment used in the production of large-size panels, an area in which Canon is particularly strong. Additionally, sales of equipment used to manufacture organic LED panels, which apply vacuum technologies, increased owing to active investment by organic LED panel manufacturers. Consequently, sales for the segment totaled ¥420.9 billion (U.S.$5,396 million), down 2.8%, and operating profit totaled ¥24.3 billion (U.S.$312 million), achieving a turnaround from the year-ago period largely owing to the improvement of the gross profit ratio.

Cash Flow

During 2011, efforts to optimize inventory levels in order to avoid losing potential sales opportunities while simultaneously increasing flexibility in response to unexpected risks and events resulted in cash flow from operating activities of ¥469.6 billion (U.S.$6,020 million), a decrease of ¥274.9 billion (U.S.$3,524 million) from the previous year. Cash flow from investing activities decreased ¥85.6 billion (U.S.$1,097 million) year on year, mainly as a result of corporate acquisition conducted in the previous year, totaling ¥256.6 billion (U.S.$3,289 million). Accordingly, free cash flow totaled ¥213.0 billion (U.S.$2,731 million), a decrease of ¥189.3 billion (U.S.$2,426 million) from the previous year.

Cash flow from financing activities recorded an outlay of ¥257.5 billion (U.S.$3,301 million), mainly arising from the dividend payout and the repurchase of treasury stock. Consequently, cash and cash equivalents decreased by ¥67.4 billion (U.S.$863 million) to ¥773.2 billion (U.S.$9,913 million) from the end of the previous year, including negative foreign currency translation adjustments.

Non-consolidated Results

Non-consolidated net sales totaled ¥2,160.7 billion (U.S.$27,702 million), a year-on-year decline of 6.7%, while ordinary profit rose 2.7% to ¥282.1 billion (U.S.$3,616 million) and net income increased by 13.6% to ¥173.2 billion (U.S.$2,221 million), results made possible through the aggressive promotion of cost-reduction and expense-cutting activities.

Outlook

As for the outlook in 2012, the future remains increasingly uncertain amid growing concern over a global economic slowdown due to a lack of progress in resolving the euro debt crisis. In the United States, barring any radical improvement in unemployment conditions and housing problems, the economy is expected to realize only moderate growth. In Europe, the top priority is to contain the debt crisis with the economy expected to be stagnant for the time being. Emerging economies, such as China and India, are expected to maintain high rates of growth although exports and investment will likely decline somewhat. In Japan, forecasts call for rising reconstruction demand in the wake of the Great East Japan Earthquake with the economy expected to gradually move toward recovery amid ongoing challenges.

In the businesses in which Canon is involved, within the office equipment market, despite concerns over negative effects arising from stagnant economies mainly in Europe, demand for such products as network digital MFDs and laser printers is projected to realize solid growth. With respect to the consumer products market, while solid demand for digital SLR cameras is expected in all regions around the globe, demand for compact digital cameras is projected to remain relatively unchanged in developed countries. As for inkjet printer markets, amid concerns over the business sentiment in Europe and other developed countries, demand overall is expected to stay around the same level as the year just ended. In the industry and others market, while solid demand is expected to continue for i-line steppers, a segment in which Canon excels, demand for lithography equipment used to produce large-size LCD panels will likely remain sluggish amid restrained investment among large-size LCD panel manufacturers.

With regard to currency exchange rates for the year, on which Canon’s performance outlook is based, despite the uncertainty over such factors as the euro debt crisis, along with future interest rate policies and the economic environment for major countries, Canon anticipates exchange rates of ¥75 to the U.S. dollar and ¥100 to the euro, representing appreciations of approximately ¥5 against the U.S. dollar, and approximately ¥11 against the euro compared with the previous year. Upon taking into consideration these foreign exchange rate assumptions and current economic forecasts, Canon projects full-year consolidated net sales in 2012 of ¥3,750.0 billion (U.S.$48,077 million), a year-on-year increase of 5.4%; operating profit of ¥390.0 billion (U.S.$5,000 million), a year-on-year increase of 3.2%; income before income taxes of ¥390.0 billion (U.S.$5,000 million), a year-on-year increase of 4.1%; and net income attributable to Canon Inc. of ¥250.0 billion (U.S.$3,205 million), a year-on-year increase of 0.6%.

Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors.

In 2011, despite the harsh business environment characterized by the historically strong yen combined with the impact of the quake and floods, Canon was able to achieve net income growth. Additionally, thanks to comprehensive cash flow management, the company realized adequate cash on hand. In light of this situation, Canon plans to distribute a full-year dividend totaling ¥120.00 (U.S.$1.54) per share (interim dividend of ¥60.00 [U.S.$0.77] per share [already distributed], and year-end dividend of ¥60.00 [U.S.$0.77] per share), the same amount on an annual basis as was distributed the previous year.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy

    (1) Basic Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.

    (2) Management Goals

Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996. Through Phases I, II and III, Canon worked to build a solid management base.

In 2011, Canon embarked on a new five-year plan, Phase IV of the Excellent Global Corporation Plan, under the slogan “Aiming for the Summit! Speed & Sound Growth.”

The global economy’s engine of growth has largely shifted from developed countries to emerging countries, which is expected to lead to volatility in the business environment. Canon will take advantage of these dramatic changes and will again tackle the challenge of achieving sound growth through timely transformations tailored to the changes of the times.

In particular, the Company is focusing on the following six important management objectives.

1)	Achieving the overwhelming No. 1 position in all core businesses and expanding related and peripheral businesses

2)	Developing new business through globalized diversification and establishing the Three Regional Headquarters management system

3)	Establishing a world-leading globally optimized production system

4)	Comprehensively reinforcing global sales capabilities

5)	Building the foundations of an environmentally advanced corporation

6)	Imparting a corporate culture, and cultivating human resources befitting a truly excellent global company

By realizing these strategies, we aim to achieve net sales of more than ¥5 trillion, an operating profit ratio of more than 20%, a net income ratio of more than 10%, and a shareholders’ equity ratio of more than 75% by 2015, the final year of Phase IV. In this way, we will again aim to realize our goal of joining the ranks of the world’s top 100 companies in terms of all major management indicators.

2011 was a year in which Canon was severely tested by successive challenges, such as the Great East Japan Earthquake; a slowdown in the economic recovery, particularly in the U.S. and Europe; the historically high valuation of the yen; and massive flooding in Thailand. Although conditions are expected to continue to make it difficult to be optimistic about the future business environment, the Canon Group remains singularly focused on vigorously working towards achieving its Phase IV goals.

    (3) Business Challenges and Countermeasures

In 2012, the second year of Phase IV (2011–2015) of our Excellent Global Corporation Plan, Canon aims to again return to a path of growth, overcoming such challenges as the earthquake and flooding. The Company’s basic policy for this year is to pursue fundamental reforms, embracing the challenging environment as an opportunity to leap forward. Under this theme, we will construct a solid foundation for growth as a means to accomplish our Phase IV goals.

In order to achieve our targets, Canon has set and will actively pursue the following eight priority goals.

1.	Thoroughly Boost the Competitiveness of Current Core Products

Refining and further accelerating development and design capabilities with the aid of information technologies in order to make possible the planning and timely launch of exceptional products and services that are unmatched by the competition. Focusing on the creation of products and services that integrate cloud computing to quickly seize business opportunities in this new era.

2.	Successfully Launch and Expand New Businesses

Carving out new business segments through the launch of strategic products such as DreamLabo and the Cinema EOS System. As for the practical application of promising new technologies, Canon aims to realize their early commercialization and will actively make use of M&A opportunities as needed.

3.	Thoroughly Strengthen Sales Capacity in Accordance with Market Characteristics

Expanding market share in developed countries and expanding profits by strengthening direct sales of group companies, solutions, and service businesses. In emerging countries, Canon aims to achieve sales growth that exceeds the pace of market growth by realizing sales methods and systems tailored to the actual market conditions in each country.

4.	Relentlessly Pursue Cost Reductions while Accelerating the Optimization of Global Production

Continuing to pursue the strategies we have implemented to date, such as automated production and in-house production, and exploring cost-reduction methods based on new ideas and innovative technologies. In addition, Canon will work to minimize transportation costs while, at the same time, strive to position manufacturing bases and allocate production in ways that minimize costs and risks from a comprehensive perspective, taking into account all possible factors such as exchange rates, tax policies, labor costs, procurement and logistics.

5.	Establish an R&D Structure and Cultivate Technologies that will Open Future Possibilities

Establishing R&D centers in the U.S. and Europe with the aim of creating continuous innovation in concert with efforts in Japan. In addition, cultivating basic technologies in the medical and industrial equipment fields, areas positioned as next-generation business domains.

6.	Achieve Total Optimization of Company-Wide Business Processes

Thoroughly utilizing Canon’s company-wide integrated IT systems, pursuing total optimization of all business processes, including development, production, sales and service.

7.	Further Instill a Commitment to “Quality First”

Targeting the elimination of quality problems by advancing the methods used to manage material defects and working to thoroughly embed quality from the upstream stages of product planning and design.

8.	Strengthen Foundation as an Excellent Company

Strengthening global management functions and cultivating human resources to lead these reforms. Promoting thorough compliance and executing the “Canon Environmental Vision” based on the newly drafted “Canon Group CSR Activity Policy.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of December 31, 2011	As of December 31, 2010	Change	As of December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥773,227	¥840,579	¥(67,352)	$9,913,167
Short-term investments	125,517	96,815	28,702	1,609,192
Trade receivables, net	533,208	557,504	(24,296)	6,836,000
Inventories	476,704	384,777	91,927	6,111,590
Prepaid expenses and other current assets	244,649	250,754	(6,105)	3,136,525

Total current assets	2,153,305	2,130,429	22,876	27,606,474

Noncurrent receivables	16,772	16,771	1	215,026
Investments	51,790	81,529	(29,739)	663,974
Property, plant and equipment, net	1,190,836	1,201,968	(11,132)	15,267,128
Intangible assets, net	138,030	153,021	(14,991)	1,769,615
Other assets	379,994	400,102	(20,108)	4,871,719

Total assets	¥3,930,727	¥3,983,820	¥(53,093)	$50,393,936

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥8,343	¥7,200	¥1,143	$106,962
Trade payables	380,532	383,251	(2,719)	4,878,615
Accrued income taxes	45,900	72,482	(26,582)	588,462
Accrued expenses	299,422	299,710	(288)	3,838,744
Other current liabilities	159,651	134,298	25,353	2,046,807

Total current liabilities	893,848	896,941	(3,093)	11,459,590
Long-term debt, excluding current installments	3,368	4,131	(763)	43,179
Accrued pension and severance cost	249,604	197,609	51,995	3,200,051
Other noncurrent liabilities	70,240	75,502	(5,262)	900,513

Total liabilities	1,217,060	1,174,183	42,877	15,603,333

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,240,538
Additional paid-in capital	401,572	400,425	1,147	5,148,359
Legal reserve	59,004	57,930	1,074	756,462
Retained earnings	3,059,298	2,965,237	94,061	39,221,769
Accumulated other comprehensive income (loss)	(481,773)	(390,459)	(91,314)	(6,176,577)
Treasury stock, at cost	(661,731)	(562,113)	(99,618)	(8,483,730)

Total Canon Inc. stockholders’ equity	2,551,132	2,645,782	(94,650)	32,706,821

Noncontrolling interests	162,535	163,855	(1,320)	2,083,782

Total equity	2,713,667	2,809,637	(95,970)	34,790,603

Total liabilities and equity	¥3,930,727	¥3,983,820	¥(53,093)	$50,393,936

	Millions of yen			Thousands of U.S. dollars
	As of December 31, 2011	As of December 31, 2010		As of December 31, 2011
Notes:

1. Allowance for doubtful receivables	¥11,563	¥14,920		$148,244
2. Accumulated depreciation	2,038,682	1,909,703		26,136,949
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(378,863)	(325,612)		(4,857,218)
Net unrealized gains and losses on securities	1,003	3,020		12,859
Net gains and losses on derivative instruments	455	917		5,833
Pension liability adjustments	(104,368)	(68,784)		(1,338,051)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.   CONSOLIDATED STATEMENTS OF INCOME

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2011	Three months ended December 31, 2010	Change(%)		Three months ended December 31, 2011
Net sales	¥964,757	¥1,067,866	-	9.7	$12,368,679
Cost of sales	505,236	575,620			6,477,384

Gross profit	459,521	492,246	-	6.6	5,891,295
Operating expenses:
Selling, general and administrative expenses	281,269	323,481			3,606,013
Research and development expenses	83,642	85,918			1,072,333

	364,911	409,399			4,678,346

Operating profit	94,610	82,847	+	14.2	1,212,949
Other income (deductions):
Interest and dividend income	2,616	1,735			33,538
Interest expense	(161)	(771)			(2,064)
Other, net	(4,465)	(1,277)			(57,244)

	(2,010)	(313)			(25,770)

Income before income taxes	92,600	82,534	+	12.2	1,187,179

Income taxes	28,423	26,281			364,397

Consolidated net income	64,177	56,253			822,782
Less: Net income attributable to noncontrolling interests	2,734	2,294			35,051

Net income attributable to Canon Inc.	¥61,443	¥53,959	+	13.9	$787,731

Note:	Consolidated comprehensive income for the three months ended December 31, 2011 and 2010 was JPY 28,920 million (U.S.$ 370,769 thousand) and JPY 12,227 million, respectively.

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2011	Year ended December 31, 2010	Change(%)		Year ended December 31, 2011
Net sales	¥3,557,433	¥3,706,901	-	4.0	$45,608,115
Cost of sales	1,820,670	1,923,813			23,341,923

Gross profit	1,736,763	1,783,088	-	2.6	22,266,192
Operating expenses:
Selling, general and administrative expenses	1,050,892	1,079,719			13,472,974
Research and development expenses	307,800	315,817			3,946,154

	1,358,692	1,395,536			17,419,128

Operating profit	378,071	387,552	-	2.4	4,847,064
Other income (deductions):
Interest and dividend income	8,432	6,022			108,103
Interest expense	(988)	(1,931)			(12,667)
Other, net	(10,991)	1,220			(140,910)

	(3,547)	5,311			(45,474)

Income before income taxes	374,524	392,863	-	4.7	4,801,590

Income taxes	120,415	140,160			1,543,782

Consolidated net income	254,109	252,703			3,257,808
Less: Net income attributable to noncontrolling interests	5,479	6,100			70,244

Net income attributable to Canon Inc.	¥248,630	¥246,603	+	0.8	$3,187,564

Note:	Consolidated comprehensive income for the year ended December 31, 2011 and 2010 was JPY 159,081 million (U.S.$ 2,039,500 thousand) and JPY 117,079 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.  DETAILS OF SALES

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended December 31, 2011	Three months ended December 31, 2010	Change(%)		Three months ended December 31, 2011
Office	¥498,341	¥549,277	-	9.3	$6,388,987
Consumer	372,765	412,240	-	9.6	4,779,038
Industry and Others	114,030	131,926	-	13.6	1,461,923
Eliminations	(20,379)	(25,577)		-	(261,269)

Total	¥964,757	¥1,067,866	-	9.7	$12,368,679

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended December 31, 2011	Three months ended December 31, 2010	Change(%)		Three months ended December 31, 2011
Japan	¥201,320	¥198,169	+	1.6	$2,581,026
Overseas:
Americas	274,304	302,110	-	9.2	3,516,718
Europe	290,648	342,815	-	15.2	3,726,256
Asia and Oceania	198,485	224,772	-	11.7	2,544,679

	763,437	869,697	-	12.2	9,787,653

Total	¥964,757	¥1,067,866	-	9.7	$12,368,679

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Year ended December 31, 2011	Year ended December 31, 2010	Change(%)		Year ended December 31, 2011
Office	¥1,917,943	¥1,987,269	-	3.5	$24,589,013
Consumer	1,312,044	1,391,327	-	5.7	16,821,077
Industry and Others	420,863	432,958	-	2.8	5,395,679
Eliminations	(93,417)	(104,653)		-	(1,197,654)

Total	¥3,557,433	¥3,706,901	-	4.0	$45,608,115

	Millions of yen				Thousands of U.S. dollars
Sales by region	Year ended December 31, 2011	Year ended December 31, 2010	Change(%)		Year ended December 31, 2011
Japan	¥694,450	¥695,749	-	0.2	$8,903,205
Overseas:
Americas	961,955	1,023,299	-	6.0	12,332,756
Europe	1,113,065	1,172,474	-	5.1	14,270,064
Asia and Oceania	787,963	815,379	-	3.4	10,102,090
	2,862,983	3,011,152	-	4.9	36,704,910

Total	¥3,557,433	¥3,706,901	-	4.0	$45,608,115

Notes: 1. The primary products included in each of the segments are as follows:

Office :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Personal-use network digital MFDs / Office copying machines / Full-color copying machines / Personal-use copying machines / Laser printers / Large format inkjet printers / Digital production printers

Consumer :	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / Inkjet multifunction printers / Single function inkjet printers / Image scanners / Broadcast equipment / Calculators

Industry and Others :	Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Ophthalmic products / Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas :	United States of America, Canada, Latin American countries / Europe: United Kingdom, Germany, France, Netherlands /

Asia and Oceania :	China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.  CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2009	¥174,762	¥404,293	¥54,687	¥2,871,437	¥(260,818)	¥(556,252)	¥2,688,109	¥191,291	¥2,879,400
Acquisition of subsidiaries								19,168	19,168
Equity transactions with noncontrolling interests and other		(3,787)		(13,453)	(680)	55,250	37,330	(43,214)	(5,884)
Dividends paid to Canon Inc. stockholders				(136,103)			(136,103)		(136,103)
Dividends paid to noncontrolling interests								(2,827)	(2,827)
Transfers to legal reserve			3,243	(3,243)			-		-

Comprehensive income:
Net income				246,603			246,603	6,100	252,703
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(122,667)		(122,667)	(4,251)	(126,918)
Net unrealized gains and losses on securities					(222)		(222)	76	(146)
Net gains and losses on derivative instruments					833		833	(66)	767
Pension liability adjustments					(6,905)		(6,905)	(2,422)	(9,327)
Total comprehensive income (loss)							117,642	(563)	117,079
Repurchase of treasury stock, net		(81)		(4)		(61,111)	(61,196)		(61,196)
Balance at December 31, 2010	¥174,762	¥400,425	¥57,930	¥2,965,237	¥(390,459)	¥(562,113)	¥2,645,782	¥163,855	¥2,809,637

Equity transactions with noncontrolling interests and other		1,193		(609)			584	(247)	337
Dividends paid to Canon Inc. stockholders				(152,784)			(152,784)		(152,784)
Dividends paid to noncontrolling interests								(2,838)	(2,838)
Transfers to legal reserve			1,074	(1,074)			-		-

Comprehensive income:
Net income				248,630			248,630	5,479	254,109
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(53,251)		(53,251)	(835)	(54,086)
Net unrealized gains and losses on securities					(2,017)		(2,017)	(99)	(2,116)
Net gains and losses on derivative instruments					(462)		(462)	13	(449)
Pension liability adjustments					(35,584)		(35,584)	(2,793)	(38,377)
Total comprehensive income							157,316	1,765	159,081
Repurchase of treasury stock, net		(46)		(102)		(99,618)	(99,766)		(99,766)
Balance at December 31, 2011	¥174,762	¥401,572	¥59,004	¥3,059,298	¥(481,773)	¥(661,731)	¥2,551,132	¥162,535	¥2,713,667

Thousands of U.S. dollars
Balance at December 31, 2010	$2,240,538	$5,133,654	$742,693	$38,015,859	$(5,005,885)	$(7,206,577)	$33,920,282	$2,100,705	$36,020,987
Equity transactions with noncontrolling interests and other		15,295		(7,808)			7,487	(3,166)	4,321
Dividends paid to Canon Inc. stockholders				(1,958,769)			(1,958,769)		(1,958,769)
Dividends paid to noncontrolling interests								(36,385)	(36,385)
Transfers to legal reserve			13,769	(13,769)			-		-

Comprehensive income:
Net income				3,187,564			3,187,564	70,244	3,257,808
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(682,705)		(682,705)	(10,705)	(693,410)
Net unrealized gains and losses on securities					(25,859)		(25,859)	(1,269)	(27,128)
Net gains and losses on derivative instruments					(5,923)		(5,923)	166	(5,757)
Pension liability adjustments					(456,205)		(456,205)	(35,808)	(492,013)
Total comprehensive income							2,016,872	22,628	2,039,500
Repurchase of treasury stock, net		(590)		(1,308)		(1,277,153)	(1,279,051)		(1,279,051)
Balance at December 31, 2011	$2,240,538	$5,148,359	$756,462	$39,221,769	$(6,176,577)	$(8,483,730)	$32,706,821	$2,083,782	$34,790,603

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2011
Cash flows from operating activities:
Consolidated net income	¥254,109	¥252,703	$3,257,808
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	261,343	276,193	3,350,551
Loss on disposal of fixed assets	8,937	21,120	114,577
Deferred income taxes	29,129	29,381	373,449
Decrease (increase) in trade receivables	9,991	(6,671)	128,090
Increase in inventories	(109,983)	(17,532)	(1,410,038)
Increase in trade payables	35,766	115,726	458,538
Increase (decrease) in accrued income taxes	(25,653)	25,228	(328,885)
Increase in accrued expenses	8,938	77	114,590
Increase (decrease) in accrued (prepaid) pension and severance cost	(2,315)	4,147	(29,679)
Other, net	(700)	44,041	(8,975)

Net cash provided by operating activities	469,562	744,413	6,020,026
Cash flows from investing activities:
Purchases of fixed assets	(238,129)	(199,152)	(3,052,936)
Proceeds from sale of fixed assets	3,273	3,303	41,962
Purchases of available-for-sale securities	(2,160)	(10,891)	(27,692)
Proceeds from sale and maturity of available-for-sale securities	1,934	3,910	24,795
Increase in time deposits, net	(34,111)	(80,904)	(437,321)
Acquisitions of subsidiaries, net of cash acquired	29	(55,686)	372
Purchases of other investments	(373)	(1,955)	(4,782)
Other, net	12,994	(758)	166,589

Net cash used in investing activities	(256,543)	(342,133)	(3,289,013)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	725	5,902	9,295
Repayments of long-term debt	(4,670)	(5,739)	(59,872)
Increase (decrease) in short-term loans, net	2,466	(74,933)	31,615
Dividends paid	(152,784)	(136,103)	(1,958,769)
Repurchases of treasury stock, net	(99,766)	(61,196)	(1,279,051)
Other, net	(3,484)	(7,828)	(44,667)

Net cash used in financing activities	(257,513)	(279,897)	(3,301,449)
Effect of exchange rate changes on cash and cash equivalents	(22,858)	(76,838)	(293,051)

Net change in cash and cash equivalents	(67,352)	45,545	(863,487)
Cash and cash equivalents at beginning of year	840,579	795,034	10,776,654

Cash and cash equivalents at end of year	¥773,227	¥840,579	$9,913,167

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.  NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7.  SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2011	Three months ended December 31, 2010	Change(%)		Three months ended December 31, 2011
Office
Net sales:
External customers	¥497,458	¥547,319	-	9.1	$6,377,666
Intersegment	883	1,958	-	54.9	11,321

Total	498,341	549,277	-	9.3	6,388,987

Operating cost and expenses	429,747	488,126	-	12.0	5,509,577

Operating profit	¥68,594	¥61,151	+	12.2	$879,410

Consumer
Net sales:
External customers	¥372,495	¥411,881	-	9.6	$4,775,577
Intersegment	270	359	-	24.8	3,461

Total	372,765	412,240	-	9.6	4,779,038

Operating cost and expenses	321,867	347,218	-	7.3	4,126,500

Operating profit	¥50,898	¥65,022	-	21.7	$652,538

Industry and Others
Net sales:
External customers	¥94,804	¥108,666	-	12.8	$1,215,436
Intersegment	19,226	23,260	-	17.3	246,487

Total	114,030	131,926	-	13.6	1,461,923

Operating cost and expenses	110,253	137,770	-	20.0	1,413,500

Operating profit (loss)	¥3,777	¥(5,844)		-	$48,423

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(20,379)	(25,577)		-	(261,269)

Total	(20,379)	(25,577)		-	(261,269)

Operating cost and expenses	8,280	11,905		-	106,153

Operating profit	¥(28,659)	¥(37,482)		-	$(367,422)

Consolidated
Net sales:
External customers	¥964,757	¥1,067,866	-	9.7	$12,368,679
Intersegment	-	-		-	-

Total	964,757	1,067,866	-	9.7	12,368,679

Operating cost and expenses	870,147	985,019	-	11.7	11,155,730

Operating profit	¥94,610	¥82,847	+	14.2	$1,212,949

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2011	Year ended December 31, 2010	Change(%)		Year ended December 31, 2011
Office
Net sales:
External customers	¥1,912,112	¥1,978,945	-	3.4	$24,514,256
Intersegment	5,831	8,324	-	29.9	74,757

Total	1,917,943	1,987,269	-	3.5	24,589,013

Operating cost and expenses	1,658,678	1,693,947	-	2.1	21,265,103

Operating profit	259,265	293,322	-	11.6	3,323,910

Total assets	821,782	855,893	-	4.0	10,535,667
Depreciation and amortization	93,196	103,548	-	10.0	1,194,821
Capital expenditures	¥53,888	¥53,115	+	1.5	$690,872

Consumer
Net sales:
External customers	¥1,311,023	¥1,389,622	-	5.7	$16,807,987
Intersegment	1,021	1,705	-	40.1	13,090

Total	1,312,044	1,391,327	-	5.7	16,821,077

Operating cost and expenses	1,100,750	1,153,262	-	4.6	14,112,180

Operating profit	211,294	238,065	-	11.2	2,708,897

Total assets	452,809	414,022	+	9.4	5,805,244
Depreciation and amortization	45,609	41,665	+	9.5	584,731
Capital expenditures	¥48,192	¥36,266	+	32.9	$617,846

Industry and Others
Net sales:
External customers	¥334,298	¥338,334	-	1.2	$4,285,872
Intersegment	86,565	94,624	-	8.5	1,109,807

Total	420,863	432,958	-	2.8	5,395,679

Operating cost and expenses	396,563	442,789	-	10.4	5,084,141

Operating profit (loss)	24,300	(9,831)		-	311,538

Total assets	362,638	307,029	+	18.1	4,649,205
Depreciation and amortization	29,685	37,387	-	20.6	380,577
Capital expenditures	¥37,648	¥27,105	+	38.9	$482,667

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(93,417)	(104,653)		-	(1,197,654)

Total	(93,417)	(104,653)		-	(1,197,654)

Operating cost and expenses	23,371	29,351		-	299,627

Operating profit	(116,788)	(134,004)		-	(1,497,281)

Total assets	2,293,498	2,406,876	-	4.7	29,403,820
Depreciation and amortization	92,853	93,593	-	0.8	1,190,422
Capital expenditures	¥122,753	¥77,061	+	59.3	$1,573,756

Consolidated
Net sales:
External customers	¥3,557,433	¥3,706,901	-	4.0	$45,608,115
Intersegment	-	-		-	-

Total	3,557,433	3,706,901	-	4.0	45,608,115

Operating cost and expenses	3,179,362	3,319,349	-	4.2	40,761,051

Operating profit	378,071	387,552	-	2.4	4,847,064

Total assets	3,930,727	3,983,820	-	1.3	50,393,936
Depreciation and amortization	261,343	276,193	-	5.4	3,350,551
Capital expenditures	¥262,481	¥193,547	+	35.6	$3,365,141

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the fourth quarter	Millions of yen			Thousands of U.S. dollars
	Three months ended December 31, 2011	Three months ended December 31, 2010	Change(%)	Three months ended December 31, 2011
Japan
Net sales:
External customers	¥235,536	¥249,834	- 5.7	$3,019,692
Intersegment	453,351	517,387	- 12.4	5,812,193

Total	688,887	767,221	- 10.2	8,831,885

Operating cost and expenses	573,720	654,934	- 12.4	7,355,385

Operating profit	¥115,167	¥112,287	+ 2.6	$1,476,500

Americas
Net sales:
External customers	¥270,657	¥296,872	- 8.8	$3,469,962
Intersegment	3,865	2,841	+ 36.0	49,551

Total	274,522	299,713	- 8.4	3,519,513

Operating cost and expenses	270,760	294,476	- 8.1	3,471,282

Operating profit	¥3,762	¥5,237	- 28.2	$48,231

Europe
Net sales:
External customers	¥290,453	¥339,566	- 14.5	$3,723,756
Intersegment	1,198	839	+ 42.8	15,359

Total	291,651	340,405	- 14.3	3,739,115

Operating cost and expenses	280,512	332,306	- 15.6	3,596,307

Operating profit	¥11,139	¥8,099	+ 37.5	$142,808

Asia and Oceania
Net sales:
External customers	¥168,111	¥181,594	- 7.4	$2,155,269
Intersegment	183,399	194,786	- 5.8	2,351,269

Total	351,510	376,380	- 6.6	4,506,538

Operating cost and expenses	351,680	368,997	- 4.7	4,508,717

Operating profit (loss)	¥(170)	¥7,383	-	$(2,179)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(641,813)	(715,853)	-	(8,228,372)

Total	(641,813)	(715,853)	-	(8,228,372)

Operating cost and expenses	(606,525)	(665,694)	-	(7,775,961)

Operating profit	¥(35,288)	¥(50,159)	-	$(452,411)

Consolidated
Net sales:
External customers	¥964,757	¥1,067,866	- 9.7	$12,368,679
Intersegment	-	-	-	-

Total	964,757	1,067,866	- 9.7	12,368,679

Operating cost and expenses	870,147	985,019	- 11.7	11,155,730

Operating profit	¥94,610	¥82,847	+ 14.2	$1,212,949

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2011	Year ended December 31, 2010	Change(%)		Year ended December 31, 2011
Japan
Net sales:
External customers	¥807,883	¥854,208	-	5.4	$10,357,474
Intersegment	1,873,157	1,974,591	-	5.1	24,014,834

Total	2,681,040	2,828,799	-	5.2	34,372,308

Operating cost and expenses	2,273,336	2,398,439	-	5.2	29,145,334

Operating profit	407,704	430,360	-	5.3	5,226,974

Total assets	¥1,236,468	¥1,321,572	-	6.4	$15,852,154

Americas
Net sales:
External customers	¥952,833	¥1,008,200	-	5.5	$12,215,808
Intersegment	16,217	7,975	+	103.3	207,910

Total	969,050	1,016,175	-	4.6	12,423,718

Operating cost and expenses	948,593	993,310	-	4.5	12,161,449

Operating profit	20,457	22,865	-	10.5	262,269

Total assets	¥250,131	¥251,587	-	0.6	$3,206,808

Europe
Net sales:
External customers	¥1,109,256	¥1,163,452	-	4.7	$14,221,231
Intersegment	4,681	3,489	+	34.2	60,013

Total	1,113,937	1,166,941	-	4.5	14,281,244

Operating cost and expenses	1,069,489	1,126,521	-	5.1	13,711,398

Operating profit	44,448	40,420	+	10.0	569,846

Total assets	¥427,030	¥472,785	-	9.7	$5,474,744

Asia and Oceania
Net sales:
External customers	¥687,461	¥681,041	+	0.9	$8,813,602
Intersegment	744,179	723,423	+	2.9	9,540,757

Total	1,431,640	1,404,464	+	1.9	18,354,359

Operating cost and expenses	1,388,580	1,357,663	+	2.3	17,802,308

Operating profit	43,060	46,801	-	8.0	552,051

Total assets	¥442,263	¥421,250	+	5.0	$5,670,038

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(2,638,234)	(2,709,478)		-	(33,823,514)

Total	(2,638,234)	(2,709,478)		-	(33,823,514)

Operating cost and expenses	(2,500,636)	(2,556,584)		-	(32,059,438)

Operating profit	(137,598)	(152,894)		-	(1,764,076)

Total assets	¥1,574,835	¥1,516,626	+	3.8	$20,190,192

Consolidated
Net sales:
External customers	¥3,557,433	¥3,706,901	-	4.0	$45,608,115
Intersegment	-	-		-	-

Total	3,557,433	3,706,901	-	4.0	45,608,115

Operating cost and expenses	3,179,362	3,319,349	-	4.2	40,761,051

Operating profit	378,071	387,552	-	2.4	4,847,064

Total assets	¥3,930,727	¥3,983,820	-	1.3	$50,393,936

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8. BASIS	OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	December 31, 2011	December 31, 2010	Change
Subsidiaries	277	294	(17)
Affiliates	11	14	(3)
Total	288	308	(20)

2.	Change in Group Entities

Subsidiaries
Addition:	9 companies
Removal:	26 companies

Affiliates(Carried at Equity Basis)
Removal:	3 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

JASDAQ:  Showa Information Systems Co., Ltd.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NET INCOME ATTRIBUTABLE TO CANON INC. STOCKHOLDERS PER SHARE

Results for the fiscal year	Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2011
Net income attributable to Canon Inc.
-Basic	¥248,630	¥246,603	$3,187,564
-Diluted	248,630	246,603	3,187,564

	Number of shares
Average common shares outstanding
-Basic	1,215,832,419	1,234,817,511
-Diluted	1,215,892,971	1,234,868,114

	Yen		U.S. dollars
Net income attributable to
Canon Inc. stockholders per share:
-Basic	¥204.49	¥199.71	$2.62
-Diluted	204.48	199.70	2.62

(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS

The disclosure is omitted as it is not considered significant in this report.

(3) SUBSEQUENT EVENT

There is no significant subsequent event.

CANON INC.

NON-CONSOLIDATED

10.  NON-CONSOLIDATED BALANCE SHEETS

          ( Parent company only )

	Millions of yen
	As of December 31, 2011	As of December 31, 2010
ASSETS
Current assets:
Cash	¥124,069	¥56,923
Trade receivables	548,293	636,098
Marketable securities	113,680	135,290
Inventories	153,810	117,306
Prepaid expenses and other current assets	217,675	229,757
Allowance for doubtful receivables	-	-

Total current assets	1,157,527	1,175,374

Fixed assets:
Net property, plant and equipment	750,924	784,520
Intangibles	35,447	36,191
Investments and other fixed assets	567,764	607,398
Allowance for doubtful receivables-noncurrent	(54)	(54)

Total fixed assets	1,354,081	1,428,055

Total assets	¥2,511,608	¥2,603,429

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥290,029	¥334,299
Short-term loans	282,358	260,662
Accrued income taxes	23,614	41,027
Accrued warranty expenses	2,988	3,404
Accrued bonuses for employees	4,352	4,594
Accrued bonuses for directors	229	218
Other current liabilities	134,610	101,502

Total current liabilities	738,180	745,706

Noncurrent liabilities:
Accrued pension and severance cost	33,014	36,701
Accrued directors’ retirement benefits	1,789	1,572
Reserve for environmental provision	7,986	6,141
Accrued long service rewards for employees	1,533	1,399
Other noncurrent liabilities	10	9

Total noncurrent liabilities	44,332	45,822

Total liabilities	782,512	791,528

Net assets:
Stockholders’ equity	1,728,672	1,807,975
Valuation and translation adjustments	(1,719)	2,485
Subscription right to shares	2,143	1,441

Total net assets	1,729,096	1,811,901

Total liabilities and net assets	¥2,511,608	¥2,603,429

CANON INC.

NON-CONSOLIDATED

11.  NON-CONSOLIDATED STATEMENTS OF INCOME

          ( Parent company only )

	Millions of yen
	Year ended December 31, 2011	Year ended December 31, 2010
Net sales	¥2,160,732	¥2,317,043
Cost of sales	1,463,994	1,602,918

Gross profit	696,738	714,125
Selling, general and administrative expenses	449,824	473,760

Operating profit	246,914	240,365
Other income (deductions):
Interest and dividend income	17,266	21,227
Interest expense	(2,238)	(2,811)
Other, net	20,110	15,961

	35,138	34,377

Ordinary profit	282,052	274,742

Non-ordinary gain (loss), net	(39,903)	(41,539)

Income before income taxes	242,149	233,203
Income taxes	68,948	80,705

Net income	¥173,201	¥152,498

CANON INC.

NON-CONSOLIDATED

12. NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

( Parent company only )

	Millions of yen
	Year ended December 31, 2011	Year ended December 31, 2010
Stockholders’ equity
Common stock
Balance at the end of previous period	¥174,762	¥174,762
Changes of items during the period
Total changes of items during the period	-	-

Balance at the end of current period	174,762	174,762

Capital surplus
Additional paid-in capital
Balance at the end of previous period	306,288	306,288
Changes of items during the period
Total changes of items during the period	-	-

Balance at the end of current period	306,288	306,288

Other capital surplus
Balance at the end of previous period	-	-
Changes of items during the period
Total changes of items during the period	-	-

Balance at the end of current period	-	-

Retained earnings
Legal reserve
Balance at the end of previous period	22,114	22,114
Changes of items during the period
Total changes of items during the period	-	-

Balance at the end of current period	22,114	22,114

Other retained earnings
Reserve for special depreciation
Balance at the end of previous period	796	1,566
Changes of items during the period
Transfer to reserve for special depreciation	-	83
Reversal of reserve for special depreciation	(425)	(853)

Total changes of items during the period	(425)	(770)

Balance at the end of current period	371	796

Reserve for deferral of capital gain on property
Balance at the end of previous period	2,913	2,701
Changes of items during the period
Transfer to reserve for deferral of capital gain on property	165	304
Reversal of reserve for deferral of capital gain on property	(95)	(92)

Total changes of items during the period	70	212

Balance at the end of current period	2,983	2,913

Special reserves
Balance at the end of previous period	1,249,928	1,249,928
Changes of items during the period
Total changes of items during the period	-	-

Balance at the end of current period	1,249,928	1,249,928

Retained earnings
Balance at the end of previous period	613,287	609,793
Changes of items during the period
Transfer to reserve for special depreciation	-	(83)
Reversal of reserve for special depreciation	425	853
Transfer to reserve for deferral of capital gain on property	(165)	(304)
Reversal of reserve for deferral of capital gain on property	95	92
Dividends paid	(152,784)	(136,103)
Net income	173,201	152,498
Disposal of treasury stock	(102)	(6)
Changes by share exchanges	-	(13,453)

Total changes of items during the period	20,670	3,494

Balance at the end of current period	633,957	613,287

CANON INC.

NON-CONSOLIDATED

	Millions of yen
	Year ended December 31, 2011	Year ended December 31, 2010
Treasury stock
Balance at the end of previous period	(562,113)	(556,252)
Changes of items during the period
Purchase of treasury stock	(100,038)	(61,436)
Disposal of treasury stock	420	18
Changes by share exchanges	-	55,557

Total changes of items during the period	(99,618)	(5,861)

Balance at the end of current period	(661,731)	(562,113)

Total stockholders’ equity
Balance at the end of previous period	1,807,975	1,810,900
Changes of items during the period
Dividends paid	(152,784)	(136,103)
Net income	173,201	152,498
Purchase of treasury stock	(100,038)	(61,436)
Disposal of treasury stock	318	12
Changes by share exchanges	-	42,104

Total changes of items during the period	(79,303)	(2,925)

Balance at the end of current period	1,728,672	1,807,975

Valuation and translation adjustments
Net unrealized gains(losses) on securities
Balance at the end of previous period	1,358	1,384
Changes of items during the period
Net changes of items other than stockholders’ equity	(3,465)	(26)

Total changes of items during the period	(3,465)	(26)

Balance at the end of current period	(2,107)	1,358

Net deferred profits(losses) on hedges
Balance at the end of previous period	1,127	(376)
Changes of items during the period
Net changes of items other than stockholders’ equity	(739)	1,503

Total changes of items during the period	(739)	1,503

Balance at the end of current period	388	1,127

Subscription rights to shares
Balance at the end of previous period	1,441	810
Changes of items during the period
Net changes of items other than stockholders’ equity	702	631

Total changes of items during the period	702	631

Balance at the end of current period	2,143	1,441

Total net assets
Balance at the end of previous period	1,811,901	1,812,718
Changes of items during the period
Dividends paid	(152,784)	(136,103)
Net income	173,201	152,498
Purchase of treasury stock	(100,038)	(61,436)
Disposal of treasury stock	318	12
Changes by share exchanges	-	42,104
Net changes of items other than stockholders’ equity	(3,502)	2,108

Total changes of items during the period	(82,805)	(817)

Balance at the end of current period	¥1,729,096	¥1,811,901

CANON INC.

NON-CONSOLIDATED

13.  NOTE FOR GOING CONCERN ASSUMPTION

(Parent company only)

Not applicable.

NON-CONSOLIDATED

Directors

(Current Titles are Shown in the Parentheses)

(1) Changes of Representative Directors

Representative Director, Chairman & President & CEO	Fujio Mitarai	(Representative Director, Chairman & CEO)
Senior Adviser	Tsuneji Uchida	(Representative Director, President & COO)

(2) Candidates for Directors to be promoted

Executive Vice President	Kunio Watanabe	(Senior Managing Director, Group Executive of Corporate Planning Development Headquarters)
Senior Managing Director	Toshio Homma	(Managing Director, Chief Executive of L Printer Products Operations)
Senior Managing Director	Masaki Nakaoka	(Managing Director, Chief Executive of Office Imaging Products Operations)
Senior Managing Director	Haruhisa Honda	(Managing Director, Group Executive of Production Engineering Headquarters)

(3) Candidates for new Directors to be appointed

Hiroyuki Suematsu	(Executive Officer, Deputy Chief Executive of Peripheral Products Operations)
Shigeyuki Uzawa	(Executive Officer, Chief Executive of Optical Products Operations)

Kenichi Nagasawa	(Executive Officer, Group Executive of Corporate Intellectual Property & Legal Headquarters)
Naoji Otsuka	(Executive Officer, Deputy Chief Executive of Inkjet Products Operations)

(4) Candidate for new Corporate Auditor to be appointed

Kengo Uramoto	(Group Executive of Human Resources Management & Organization Headquarters)

(5) Directors to be retired

Advisor to be appointed	Tomonori Iwashita	(Managing Director)

Advisor to be appointed	Masahiro Osawa	(Managing Director)

Advisor to be appointed	Katsuichi Shimizu	(Managing Director)

Advisor to be appointed	Ryoichi Bamba	(Managing Director)

(6) Corporate Auditor to be retired

Advisor to be appointed	Keijiro Yamazaki	(Corporate Auditor)

NON-CONSOLIDATED

Executive Officers

(1) Candidates for Executive Officers to be promoted

Senior Executive Officer	Sachio Kageyama	(Executive Officer, Group Executive of Global Manufacturing Headquarters)
Senior Executive Officer	Masanori Yamada	(Executive Officer, Deputy Chief Executive of Office Imaging Products Operations)
Senior Executive Officer	Akio Noguchi	(Executive Officer, Deputy Chief Executive of Peripheral Products Operations)

(2) Candidates for new Executive Officers

Rokus van Iperen	(Chairman & CEO of Océ N.V.)

Yuichi Ishizuka	(Executive Vice President of Canon U.S.A., Inc.)

Aitake Wakiya	(Deputy Group Executive of Finance & Accounting Headquarters)

Kazuhiko Noguchi	(Group Executive of External Relations Headquarters)

Kazuto Ono	(Senior General Manager of Finance & Accounting Headquarters)

Eiji Osanai	(Senior General Manager of Production Engineering Research Laboratory)
Hiroaki Takeishi	(Senior General Manager of Semiconductor Production Equipment PLM Center 1)

Canon Inc.

January 30, 2012

CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2011

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2011)	S 1
2.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2012/Projection)	S 2
3.	SEGMENT INFORMATION BY BUSINESS UNIT (2011)	S 3
4.	OTHER INCOME / DEDUCTIONS (2011)	S 3
5.	SEGMENT INFORMATION BY BUSINESS UNIT (2012/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2012/Projection)	S 4
7.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	PROFITABILITY	S 6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
11.	STATEMENTS OF CASH FLOWS	S 6
12.	R&D EXPENDITURE	S 7
13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7
14.	INVENTORIES	S 7
15.	DEBT RATIO	S 7
16.	OVERSEAS PRODUCTION RATIO	S 7
17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2011)	(Millions of yen)

	2011		2010		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Office	97,192	362,528	96,233	376,928	+1.0%	-3.8%
Consumer	61,590	187,397	70,798	216,509	-13.0%	-13.4%
Industry and Others	42,538	144,525	31,138	102,312	+36.6%	+41.3%
Total	201,320	694,450	198,169	695,749	+1.6%	-0.2%
Overseas
Office	400,266	1,549,584	451,086	1,602,017	-11.3%	-3.3%
Consumer	310,905	1,123,626	341,083	1,173,113	-8.8%	-4.2%
Industry and Others	52,266	189,773	77,528	236,022	-32.6%	-19.6%
Total	763,437	2,862,983	869,697	3,011,152	-12.2%	-4.9%
Americas
Office	153,937	588,190	169,823	601,090	-9.4%	-2.1%
Consumer	109,762	335,158	118,812	379,522	-7.6%	-11.7%
Industry and Others	10,605	38,607	13,475	42,687	-21.3%	-9.6%
Total	274,304	961,955	302,110	1,023,299	-9.2%	-6.0%
Europe
Office	179,701	696,239	208,654	733,216	-13.9%	-5.0%
Consumer	105,012	391,747	123,921	407,994	-15.3%	-4.0%
Industry and Others	5,935	25,079	10,240	31,264	-42.0%	-19.8%
Total	290,648	1,113,065	342,815	1,172,474	-15.2%	-5.1%
Asia and Oceania
Office	66,628	265,155	72,609	267,711	-8.2%	-1.0%
Consumer	96,131	396,721	98,350	385,597	-2.3%	+2.9%
Industry and Others	35,726	126,087	53,813	162,071	-33.6%	-22.2%
Total	198,485	787,963	224,772	815,379	-11.7%	-3.4%
Intersegment
Office	883	5,831	1,958	8,324	-54.9%	-29.9%
Consumer	270	1,021	359	1,705	-24.8%	-40.1%
Industry and Others	19,226	86,565	23,260	94,624	-17.3%	-8.5%
Eliminations	(20,379)	(93,417)	(25,577)	(104,653)	-	-
Total	0	0	0	0	-	-
Total
Office	498,341	1,917,943	549,277	1,987,269	-9.3%	-3.5%
Consumer	372,765	1,312,044	412,240	1,391,327	-9.6%	-5.7%
Industry and Others	114,030	420,863	131,926	432,958	-13.6%	-2.8%
Eliminations	(20,379)	(93,417)	(25,577)	(104,653)	-	-
Total	964,757	3,557,433	1,067,866	3,706,901	-9.7%	-4.0%

- S1 -

Canon Inc.

2. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2012/Projection)

(1) Sales by business unit	(Millions of yen)

	2012 (P)	2011	Change year over year
	Year	Year	Year
Office	1,923,000	1,917,943	+0.3%
Consumer	1,454,800	1,312,044	+10.9%
Industry and Others	456,800	420,863	+8.5%
Eliminations	(84,600)	(93,417)	-
Total	3,750,000	3,557,433	+5.4%
			(P)=Projection

(2) Sales by region			(Millions of yen)
	2012 (P)	2011	Change year over year
	Year	Year	Year
Japan	801,100	694,450	+15.4%
Overseas	2,948,900	2,862,983	+3.0%
Americas	963,000	961,955	+0.1%
Europe	1,098,200	1,113,065	-1.3%
Asia and Oceania	887,700	787,963	+12.7%
Total	3,750,000	3,557,433	+5.4%
			(P)=Projection

- S2 -

Canon Inc.

3. SEGMENT INFORMATION BY BUSINESS UNIT (2011)	(Millions of yen)

	2011		2010		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Office
External customers	497,458	1,912,112	547,319	1,978,945	-9.1%	-3.4%
Intersegment	883	5,831	1,958	8,324	-54.9%	-29.9%
Total sales	498,341	1,917,943	549,277	1,987,269	-9.3%	-3.5%
Operating profit	68,594	259,265	61,151	293,322	+12.2%	-11.6%
% of sales	13.8%	13.5%	11.1%	14.8%	-	-
Consumer
External customers	372,495	1,311,023	411,881	1,389,622	-9.6%	-5.7%
Intersegment	270	1,021	359	1,705	-24.8%	-40.1%
Total sales	372,765	1,312,044	412,240	1,391,327	-9.6%	-5.7%
Operating profit	50,898	211,294	65,022	238,065	-21.7%	-11.2%
% of sales	13.7%	16.1%	15.8%	17.1%	-	-
Industry and Others
External customers	94,804	334,298	108,666	338,334	-12.8%	-1.2%
Intersegment	19,226	86,565	23,260	94,624	-17.3%	-8.5%
Total sales	114,030	420,863	131,926	432,958	-13.6%	-2.8%
Operating profit	3,777	24,300	(5,844)	(9,831)	-	-
% of sales	3.3%	5.8%	-4.4%	-2.3%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(20,379)	(93,417)	(25,577)	(104,653)	-	-
Total sales	(20,379)	(93,417)	(25,577)	(104,653)	-	-
Operating profit	(28,659)	(116,788)	(37,482)	(134,004)	-	-
Consolidated
External customers	964,757	3,557,433	1,067,866	3,706,901	-9.7%	-4.0%
Intersegment	-	-	-	-	-	-
Total sales	964,757	3,557,433	1,067,866	3,706,901	-9.7%	-4.0%
Operating profit	94,610	378,071	82,847	387,552	+14.2%	-2.4%
% of sales	9.8%	10.6%	7.8%	10.5%	-	-

4. OTHER INCOME/DEDUCTIONS (2011)						(Millions of yen)
	2011		2010		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest and dividend, net	2,455	7,444	964	4,091	+1,491	+3,353
Forex gain / loss	2,372	(3,287)	(446)	3,089	+2,818	(6,376)
Equity earnings / loss of affiliated companies	(1,714)	(7,368)	(551)	10,471	(1,163)	(17,839)
Other, net	(5,123)	(336)	(280)	(12,340)	(4,843)	+12,004
Total	(2,010)	(3,547)	(313)	5,311	(1,697)	(8,858)

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY BUSINESS UNIT (2012/Projection)			(Millions of yen )
	2012 (P)	2011	Change year over year
	Year	Year	Year
Office
External customers	1,920,900	1,912,112	+0.5%
Intersegment	2,100	5,831	-64.0%
Total sales	1,923,000	1,917,943	+0.3%
Operating profit	226,500	259,265	-12.6%
% of sales	11.8%	13.5%	-
Consumer
External customers	1,453,800	1,311,023	+10.9%
Intersegment	1,000	1,021	-2.1%
Total sales	1,454,800	1,312,044	+10.9%
Operating profit	260,900	211,294	+23.5%
% of sales	17.9%	16.1%	-
Industry and Others
External customers	375,300	334,298	+12.3%
Intersegment	81,500	86,565	-5.9%
Total sales	456,800	420,863	+8.5%
Operating profit	22,500	24,300	-7.4%
% of sales	4.9%	5.8%	-
Corporate and Eliminations
External customers	-	-	-
Intersegment	(84,600)	(93,417)	-
Total sales	(84,600)	(93,417)	-
Operating profit	(119,900)	(116,788)	-
Consolidated
External customers	3,750,000	3,557,433	+5.4%
Intersegment	-	-	-
Total sales	3,750,000	3,557,433	+5.4%
Operating profit	390,000	378,071	+3.2%
% of sales	10.4%	10.6%	-
			(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2012/Projection)			(Millions of yen)
	2012 (P)	2011	Change year over year
	Year	Year	Year
Interest and dividend, net	4,900	7,444	(2,544)
Forex gain / loss	(2,600)	(3,287)	+687
Equity earnings / loss of affiliated companies	1,100	(7,368)	+8,468
Other, net	(3,400)	(336)	(3,064)
Total	0	(3,547)	+3,547
			(P)=Projection

- S4 -

Canon Inc.

7. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2012 (P)	2011		2010
	Year	4th quarter	Year	4th quarter	Year
Office
Monochrome copiers	15%	15%	15%	14%	15%
Color copiers	18%	19%	17%	16%	17%
Other printing devices	46%	46%	48%	46%	50%
Others	21%	20%	20%	24%	18%
Consumer
Cameras	75%	71%	71%	70%	70%
Inkjet printers	21%	24%	24%	25%	24%
Others	4%	5%	5%	5%	6%
Industry and Others
Lithography equipment	20%	26%	19%	25%	23%
Others	80%	74%	81%	75%	77%
			(P)=Projection
8. SALES GROWTH IN LOCAL CURRENCY
	2012 (P)	2011
	Year	4th quarter	Year
Office
Japan	-	+1.0%	-3.8%
Overseas	-	-5.0%	+3.6%
Total	+6.5%	-4.1%	+2.1%
Consumer
Japan	-	-13.0%	-13.4%
Overseas	-	-3.2%	+2.0%
Total	+17.5%	-4.9%	-0.5%
Industry and Others
Japan	-	+36.6%	+41.3%
Overseas	-	-31.0%	-17.4%
Total	+9.9%	-12.6%	-1.6%
Total
Japan	+15.4%	+1.6%	-0.2%
Overseas	+10.4%	-6.6%	+1.3%
Americas	+6.5%	-3.0%	+2.5%
Europe	+8.2%	-8.8%	0.0%
Asia and Oceania	+18.2%	-8.1%	+1.9%
Total	+11.4%	-5.1%	+1.0%
	(P)=Projection

- S5 -

Canon Inc.

9. PROFITABILITY

	2012 (P)	2011	2010
	Year	Year	Year
ROE	9.6%	9.6%	9.2%
ROA	6.3%	6.3%	6.3%
			(P)=Projection
*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity *2 Based on Net Income attributable to Canon Inc. 10. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen )
	2012 (P)	2011		2010
	Year	4th quarter	Year	4th quarter	Year
Yen/US$	75.00	77.40	79.55	82.68	87.40
Yen/Euro	100.00	104.22	110.72	111.99	114.97
					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2012 (P)	2011
	Year	4th quarter	Year
US$	(60.8)	(19.9)	(111.6)
Euro	(118.8)	(21.1)	(40.6)
Other currencies	(20.2)	(2.2)	(9.7)
Total	(199.8)	(43.2)	(161.9)
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2012 (P)
	Year
On sales
US$	19.3
Euro	10.1
On operating profit
US$	9.2
Euro	5.4
	(P)=Projection

11. STATEMENTS OF CASH FLOWS					(Millions of yen )
	2012 (P)	2011		2010
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities	540,000	126,979	469,562	224,986	744,413
Net cash used in investing activities	(380,000)	(54,543)	(256,543)	(98,931)	(342,133)
Free cash flow	160,000	72,436	213,019	126,055	402,280
Net cash used in financing activities	(150,000)	(5,944)	(257,513)	(11,939)	(279,897)
Effect of exchange rate changes on cash and cash equivalents	(13,200)	(4,896)	(22,858)	(32,936)	(76,838)
Net change in cash and cash equivalents	(3,200)	61,596	(67,352)	81,180	45,545
Cash and cash equivalents at end of period	770,000	773,227	773,227	840,579	840,579
					(P)=Projection

-S6-

Canon Inc.

12. R&D EXPENDITURE			(Millions of yen)
	2012 (P)	2011	2010
	Year	Year	Year
Office	-	103,378	96,156
Consumer	-	82,731	82,843
Industry and Others	-	27,061	21,062
Corporate and Eliminations	-	94,630	115,756
Total	320,000	307,800	315,817
% of sales	8.5%	8.7%	8.5%
			(P)=Projection

13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION
			(Millions of yen)
	2012 (P)	2011	2010
	Year	Year	Year
Increase in PP&E
Office	-	48,729	48,969
Consumer	-	46,091	35,017
Industry and Others	-	36,582	26,109
Corporate and Eliminations	-	95,467	48,881
Total	300,000	226,869	158,976
Depreciation and amortization
Office	-	93,196	103,548
Consumer	-	45,609	41,665
Industry and Others	-	29,685	37,387
Corporate and Eliminations	-	92,853	93,593
Total	270,000	261,343	276,193
			(P)=Projection

14. INVENTORIES
(1) Inventories			(Millions of yen)
	2011	2010	Difference
	Dec.31	Dec.31
Office	207,690	186,817	+20,873
Consumer	148,954	107,261	+41,693
Industry and Others	120,060	90,699	+29,361
Total	476,704	384,777	+91,927

(2) Inventories/Sales*	(Days)
	2011	2010	Difference
	Dec.31	Dec.31
Office	39	32	+7
Consumer	38	27	+11
Industry and Others	115	88	+27
Total	46	35	+11
*Index based on the previous six months sales.

15. DEBT RATIO
	2011	2010	Difference
	Dec.31	Dec.31
Total debt / Total assets	0.3%	0.3%	0.0%

16. OVERSEAS PRODUCTION RATIO
	2011	2010
	Year	Year
Overseas production ratio	52%	49%

17. NUMBER OF EMPLOYEES
	2011	2010	Difference
	Dec.31	Dec.31
Japan	70,346	71,954	(1,608)
Overseas	127,961	125,432	+2,529
Total	198,307	197,386	+921

- S7 -